SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July  1, 2005 to July 31, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 9 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Receives Multiple Industry Awards for Technology Innovation, Pioneering and Excellence

Press Release: NICE Partners with Tyco to Supply Advanced Video Content Analytics to Singapore`s Changi Airport

Press Release: Monitronics, Security Industry Giant, Adopts NICE Solutions to Improve Performance and

Customer Service

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: August 10,  2005

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NICE Receives Multiple Industry Awards for Technology Innovation, Pioneering and Excellence

Prestigious awards recognize leadership in IP contact center technology, speech analytics and the value of Insight from Interactions to improve CRM

Ra`anana, Israel, July 06, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced that it has been recognized for its pioneering IP technology for the contact center, industry leading speech analytics and for the value of Insight from Interactions for driving CRM excellence.

Technology Marketing Corporation`s (TMC®) Customer Interaction Solutions® magazine (www.cismag.com) has ranked NICE as `best of the best` in IP contact center technology by naming the company as a recipient of a 2005 IP Contact Center Technology Pioneer Award.  This award recognizes companies that have created a successful IP contact center solution that is truly innovative, of high quality and is superior in its application.

NICE has hundreds of active VoIP deployments and holds patents that cover the spectrum of VoIP recording technology.  The NICE offering is an easy-to-use, future-proof VoIP-based solution that provides market leading reliability for Quality Monitoring and liability requirements, with a low initial cost and reduced total cost of ownership.  NICE VoIP solutions support the infrastructure offerings of all major IP and IP-enabled telephone systems.

TMC`s Customer Inter@ction Solutions® magazine has also named NICE as a recipient of a 2005 Speech Technology Excellence Award, which recognizes NICE Perform`s industry leading speech analytics.  With capabilities such as word spotting, emotion detection, customer feedback, and call flow analysis, NICE Perform is the only fully integrated end-to-end interaction analytics solution for contact centers and the enterprise.  Advanced analytics are performed not only on key words, but are derived from a variety of additional sources such as call flow analysis, customer feedback, business data and screen events.  This approach maximizes the effectiveness and accuracy of analysis helping managers in the contact center and throughout the enterprise better understand and anticipate market and customer dynamics, mitigate potential risks, and foresee new business opportunities.

An additional award provided by TMC`s Customer Interaction Solutions® magazine is CRM Excellence Award for 2005 which commends NICE as a true CRM partner to its customers and clients.  NICE has demonstrated to the editors of Customer Interaction Solutions that its solutions have substantially improved the processes of its customers` businesses by streamlining and facilitating the flow of information needed for companies to retain customers.

"We are pleased about this series of awards, which constitutes further validation of the critical value that NICE brings to the contact center and entire enterprise with its powerful vision of Insight from Interactions," said Zvi Baum, Corporate Vice President and General Manger of Enterprise Interactions Solutions.  "This industry recognition demonstrates once more that whether in a traditional, hybrid or pure VoIP environment NICE is the premier choice for improving agent quality, customer retention, and achieving real business results in driving enterprise performance."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and 78 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  3600 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Partners with Tyco to Supply Advanced Video Content Analytics to Singapore`s Changi Airport

Asia Pacific`s second largest airport will implement NICE`s digital video solution to enhance security for additional capacity of 20 million passengers

Ra`anana, Israel, July 12, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced along with Tyco Fire & Security in Singapore that it has won the Changi Airport tender for its new terminal, to accommodate security measures for the added capacity of 20 million passengers expected annually.

Changi Airport in Singapore is served by 74 airlines, connecting Singapore to 170 cities across 53 countries.  The airport is the second largest in Asia Pacific and is recognized worldwide for its industry leading edge efficiency, excellent facilities and passenger security measures.  When it is opened in 2006, Terminal 3 will expand the airport's annual capacity by 20 million passengers to 64 million.  To address the requirements of significantly more complex passenger security requirements, Changi has awarded Tyco and NICE the bid to enhance its detection and identification of potential security threats.  Tyco will serve as the system integrator charged with the project and NICE will provide its advanced video content analytics to boost airport security.  With this project Changi becomes the first major International Airport to launch deployment of video content analytics on such a high scale.

Changi will apply NICE`s capabilities for simultaneous advanced video content analytics on a great number of cameras, to give its site managers the power to identify risk in real time, make optimal decisions, and take action that improves security efficiency.  For example, NICE provides real-time threat detection including the identification of unattended luggage.  The solution flags unmanned luggage and enables security personnel to easily retrace the steps of suspicious individuals, to verify whether the event indeed constitutes a real security risk.  This approach eliminates the need to depend on the human eye, which is incapable of picking up suspicious events from among a great number TV screens.  The result is a better control of potential security threats, prevention of unnecessary terminal evacuations, cost savings to tenant airlines, and sparing passengers frustrating delays.

Tyco Fire & Security Singapore is providing a combination of IP-based CCTV systems complete with network equipment and an alarm management system. The new system allows Changi to view any cameras on any control positions easily.  By deploying an IP-based solution, the amount of cabling at the main control room is reduced and is much easier to manage, unlike the analogue method whereby all CCTV cables have to be routed to the same control room.

Mr. Aru Balakrishnan, General Manager of Tyco Fire & Security Services in Singapore commented, "We are very happy to partner with NICE on the Changi Airport T3 project, and to be recognized for providing the best solution available.  This project is the first of its kind in Asia Pacific and is a breakthrough for advanced video content analytics in aviation security. With the IP-based solution, the airport is better equipped and able to enhance their long-term security measures. The system also allows the airport to effectively plan the manpower on duty. "

"We are very excited to have been selected by Changi Airport and to collaborate with Tyco, a security expert," said Doron Ben-Sira, President of NICE Asia Pacific.  "This win is another confirmation of NICE`s value proposition in offering airport security with advanced video content analytics to the world`s major airports."

About Tyco Fire & Security
Tyco Fire & Security, a major segment of Tyco International Ltd., designs, manufactures, installs and services electronic security systems, fire protection, detection and suppression systems, sprinklers and fire extinguishers. With $11 billion in annual sales and more than 90,000 employees, Tyco Fire & Security's products and services are used to safeguard firefighters, prevent fires, deter thieves and protect people and property. For more information, please visit us online at www.tycoasia.com.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insights from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and 78 of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+972-9-775-3745

Selena Sheikh

	Tyco Fire & Security ssheikh@tycoint.com	+65 6389 8256
Amit Scheinmann	NICE Systems ir@nice.com	+972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

Monitronics, Security Industry Giant, Adopts NICE Solutions to Improve Performance and Customer Service

Adoption by a former Dictaphone CRS customer reflects NICE`s market leading value-add for the contact center

Ra`anana, Israel, July 28, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced it has received an order from Monitronics to adopt its industry leading contact center solution, and benefit from the expanded solution suite now offered by NICE to Dictaphone CRS customers.  Monitronics will apply NICE`s contact center interactions solutions to increase the quality of customer interactions through improved agent monitoring.

Monitronics will benefit from NICE`s capabilities for advanced quality monitoring of customer interactions, by using targeted, as opposed to random, agent monitoring, thus improving internal processes and overall efficiency, customer service levels.

"Security has become a much greater area of concern for both businesses and homes over the last few years," said Michael Meyers, CFO, Monitronics.  "NICE has demonstrated its customer interaction handling and agent quality monitoring prowess.  Our decision to adopt NICE`s solutions is based on the company`s capabilities to improve agent performance and streamline customer interactions processes."

"Monitronics` adoption of NICE solutions reflects the positive response we are receiving from former CRS customers," said Eran Gorev, President and Chief Executive Officer, NICE Systems Inc.  "This transaction has provided NICE with an extensive installed base that is ready to adopt our market leading solutions and the expanded offering that NICE now offers to Dictaphone customers.  We are thrilled that Monitronics is entrusting NICE to meet its performance enhancement needs."

About Monitronics

Monitronics International, Inc. is a leading national provider of security alarm monitoring and related services to residential and business subscribers throughout the United States.  The Company monitors signals arising from burglaries, fires, and other events for over 500,000 subscribers through security systems installed by its dealers at subscribers` premises.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  3600 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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